Exhibit 99.1

Enlivex Announces Positive Interim Data – Statistically Significant 47.0% Durable and Persistent Pain Reduction At Six Months, in Patients with Moderate to Severe Knee Osteoarthritis

Nes-Ziona, Israel, March 03, 2025 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced positive interim six-month efficacy data from the Phase I stage of its randomized, multi-country Phase I/II Allocetra™ trial in patients with moderate to severe knee osteoarthritis.

Key highlights:

●	Statistically significant 47.0% average reduction of reported pain (P=0.0001) compared to average pain level at baseline

●	46% improvement in joint function and 40% improvement in joint stiffness

●	83% of the patients were still considered as responders to treatment[4] after 6 months

●	No serious adverse events

●	Efficacy continues to display strong persistence and durability over time, maintaining the 3-month positive effect

Oren Hershkovitz, Ph.D, CEO of Enlivex, commented, “We are very excited about the 6-month interim results. The substantial and persistent pain reduction in these patients following AllocetraTM treatment is extremely important. We believe patients with moderate to severe knee osteoarthritis seek treatment offering an immediate, durable and marked improvement in their pain and function, and we believe these results, together with our previously reported Phase I interim results of patients measured three months following the administration of Allocetra™ injections, demonstrate the potential for Allocetra™ to be such a treatment. Our recruitment efforts for the Phase II stage of this trial are going according to plan, and we remain fully committed to assessing Allocetra’s novel mechanism of action as a treatment alternative for patients with moderate to severe knee osteoarthritis.”

The multi-center Phase I/II clinical trial consists of two stages. The first stage, which was successfully completed, was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee in order to identify the dose and injection regimen for the subsequent Phase II stage described below. This second stage is progressing along the previously announced timeline, and the Company currently expects a topline data readout from the Phase I/II trial by the third quarter of 2025.

The Company previously announced positive 3-month interim safety and efficacy results for the first 12 patients treated in the Phase I stage. The previously announced data demonstrated a marked statistically significant improvements in all key efficacy endpoints, including 50%1 average pain reduction and 42% and 37% improvement in functionality and stiffness, respectively, compared to the baseline2. All 12 patients in the Phase I stage completed the assessment at 6 months following the last injection3, and the data from such assessments showed a statistically significant 47.0% average reduction of reported pain (P=0.0001), compared to the pain level at baseline. The reported reduction in pain was consistent with the data from the WOMAC questionnaire used to assess function and stiffness, in addition to pain, which showed a 51.2% reduction in the WOMAC pain, a 46% improvement in WOMAC function and a 40% improvement in WOMAC stiffness. Similar to the 3-month interim analysis for the Phase I data, 83% of the patients were still considered as responders to treatment4. The 6-month interim results have remained consistent with the results reported at 3 months, indicating a durable and substantial improvement in pain and functional capacity up to 6 months following the last injection. Safety profile of Allocetra™ was also consistent with previous report as well, with no serious adverse events while transient events of discomfort/pain or swelling in the knee following injection were reported, mostly mild in severity.

The trial is currently enrolling patients into the Phase II stage, which is a double-blind, randomized, placebo-controlled trial. In addition to evaluating safety, this blinded randomized second stage is statistically powered to assess the efficacy of Allocetra™ injections into the knee. The trial’s key efficacy end points will evaluate joint-pain and joint-function in comparison to placebo at three months, six months and 12 months post treatment.

[1]	Percent reduction calculated per patient and then averaged for all patients.
[2]	Function and stiffness were assessed via Western Ontario and McMaster Universities Arthritis Index (WOMAC) questionnaire.
[3]	One patient received a steroid injection to the target knee 2 months prior to assessment
[4]	According to the OMERACT-OARSI criteria (Outcome Measures in Arthritis Clinical Trials-Osteoarthritis Research Society International)
[5]	Source: The Arthritis Foundation, Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)

ABOUT KNEE OSTEOARTHRITIS

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, expected clinical trial results, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO
RedChip Companies Inc.
1-407-644-4256
ENLV@redchip.com